BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

March 23, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 16, 2003:

A. Annual General Meeting;

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2003 with relevant Quarterly report on BC Form 51-901F

C. Copies of news releases issued during the relevant period.

dlw 4/5

D. Copies of Forms 45-103F4 filed with the British Columbia Securities Commission.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letters of approval.

G. Copies of Forms 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-2000

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

January 28, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Regent Ventures Ltd.**	
ISIN:	CA75890F1018
Meeting Date:	March 31,2004
Record Date for Notice:	February 23,2004
Record Date for Voting:	February 23,2004
Beneficial Ownership Determination Date:	February 23,2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Janet Cleary"

Janet Cleary
PACIFIC CORPORATE TRUST COMPANY

/rc

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\2004\bsmsrev.doc

82-2000

REGENT VENTURES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Regent Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501 - 905 West Pender Street, Vancouver, British Columbia on March 31, 2004 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2003 and the report of the auditor thereon;

(b) To re-appoint Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Ed Mueller"
ED MUELLER
President and Director

82-2300

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, British Columbia, CANADA V6E 4K2

(604) 669-7775

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MARCH 2, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 31, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Regent Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of Members to be held on March 31, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular emp loyees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on October 3, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY AT 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. February 23, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 33,396,596 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he or she becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Eberhard Mueller Vancouver, BC President and Director	Mining Executive	June 25, 1992 to date	2,325,542
Richard D. Wilson Vancouver, BC Director	Mining Executive; formerly in real estate development	June 23, 1993 to date	1,053,679
Douglas E. Eacrett New Westminster, BC Director	Lawyer	May 31, 2002 to date	20,500

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Eberhard Mueller, Richard D. Wilson and Douglas Eacrett are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Eberhard Mueller became the President and Chief Executive Officer of the Company on December 9, 1992. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended July 31, 2001 and December 31, 2001, 2002 and 2003. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year[1] (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Eberhard Mueller President and CEO	Dec. 2003 Dec. 2002 Dec. 2001 July 2001	Nil Nil Nil Nil	Nil Nil Nil Nil	Note [2] Note [2] Note [2] $30,000[3]	250,000 1,090,000 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

1 Commencing December 31, 2001, the Company changed its financial year-end from July 31 to December 31.

2 For management services performed by Mercap Investments Inc. ("Mercap") at a fee of $3,500 per month. Mercap is a British Columbia non-reporting company owned 50% by Eberhard Mueller. During each of the fiscal years ended December 31, 2002 and 2003, Mercap received management fees totaling $42,000 and during the fiscal year ended December 31, 2001 Mercap received $17,500 pursuant to this contract.

3 For management services performed by Active Management Ltd., a British Columbia non-reporting company wholly-owned by Eberhard Mueller.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Eberhard Mueller	250,000	29.1%	$0.10	$0.105 (Exercisable)	June 12, 2005

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Eberhard Mueller	Nil	N/A	700,000 (Exercisable)	Nil

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2003 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to non-executive Directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	400,000	46.6%	$0.10	$0.105 (Exercisable)	June 12, 2005

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	1,150,000 (Exercisable)	Nil

MANAGEMENT CONTRACTS

The Company is party to a Management Contract dated August 1, 2001, with Mercap Investments Inc., a British Columbia non-reporting company owned 50% by Eberhard Mueller, President of the Company, and 50% by Richard Wilson, a Director of the Company, whereby Mercap Investments Inc. is engaged to perform certain management services at a fee of $3,500 per month.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2003, other than in the ordinary course of business.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Lancaster & David were first appointed auditors on January 8, 1999.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Private Placement

Pursuant to private placement agreements dated December 18, 2003, Active Management Ltd. ("Active"), a British Columbia non-reporting company wholly-owned by Eberhard Mueller, President and a director of the Company, Cobalt Enterprises Ltd. ("Cobalt"), a British Columbia non-reporting company wholly-owned by Richard Wilson, a director of the Company, and Mercap Investments Inc. ("Mercap"), a British Columbia non-reporting company owned 50% by Eberhard Mueller, President and a director of the Company, and 50% by Richard Wilson, a director of the Company, purchased 75,000 units, 75,000 units and 300,000 units respectively of the Company's securities at a price of $0.06 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $0.10 for one year. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Active,

Cobalt and Mercap are restricted from trading until June 6, 2004.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. Management fees totalling $42,000 were paid or accrued to Mercap Investments Inc. ("Mercap), a non-reporting British Columbia company owned 50% by Eberhard Mueller, President and a Director of the Company, and 50% by Richard Wilson, a Director of the Company;

2. Rent totalling $10,500 was paid or accrued to Mercap; and

3. Business development expenses totalling $1,000 were paid or accrued to Mercap.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the members of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) *any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the* disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not mis leading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 3rd day of March, 2004.

REGENT VENTURES LTD.

"Ed Mueller"
ED MUELLER
Chief Executive Officer and Chief Financial Officer

82-2000

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF REGENT VENTURES LTD. (the "Company")

TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, MARCH 31, 2004 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Eberhard Mueller, a Director of the Company, or failing this person, Richard Wilson, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

PRINT NAME: ______________________

DATE SIGNED: ______________________

NUMBER OF SHARES: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. The re-appointment of Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2. The ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.			N/A
3. (a) To elect as Director, EBERHARD MUELLER		N/A	
(b) To elect as Director, RICHARD D. WILSON		N/A	
(c) To elect as Director, DOUGLAS E. EACRETT		N/A	
4. To approve the proposed stock option plan for implementation by the Company.		N/A	

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

82-2000

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **REGENT VENTURES LTD.**

The undersigned certifies that he/she is the owner of securities of Regent Ventures Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ______________________________

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

December 18, 2003

Trading Symbol: REV
12g3-2(b): 82-2000

PROPERTY ACQUISITION AND FINANCING

PROTECTION GROUP PROPERTY ACQUISITION

Regent Ventures Ltd. (the "Company") announces that its wholly-owned subsidiary, Regent Ventures (Nevada) Inc., has entered into an agreement with John Bauska and Ron Lambrecht, respectively of Kalispell and Somers, Montana, and Patrick and Vern Moulton, of Mountain City Nevada; (collectively, the "Vendors") to acquire 100% interest in nine (9) patented mining claims comprising 175 acres located in the north Carlin region of Elko County near Mountain City, Nevada, approximately 84 miles north of the Elko, Nevada. The property is subject to a 2% overriding royalty to the Vendors.

The purchase terms require the Company to pay the Vendors $25,000 (U.S.) in cash and to issue them 1,500,000 shares in the capital of Regent for the property interest.

The Company has staked an additional 50 claims contiguous to the purchased property to bring its total land position there to approximately 1200 acres.

RED MOUNTAIN PROPERTY, YUKON

The Company is pleased to announce that, based on the encouraging results received to date by the Company on the Red Mountain Project, the Company has staked an additional 38 claims to bring its total holdings there to 240 claims covering approximately 12,000 acres.

PRIVATE PLACEMENT FINANCING

The Company has agreed to a $150,000 private placement of 2,500,000 units of its securities at a price of $0.06 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for the property acquisition referred to above and general working capital.

The acquisition and private placement are subject to acceptance for filing by the TSX Venture Exchange.

REGENT VENTURES LTD.

Per: *"Richard Wilson"*
Richard Wilson, Director

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

February 2, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

PROTECTION GROUP PROPERTY ACQUISITION CLOSED

Regent Ventures Ltd. (the "Company") announces that, pursuant an option agreement with John T. Bauska and Ron Lambrecht, respectively of Kalispell and Somers, Montana, and Patrick and Vern Moulton, of Mountain City, Nevada, (collectively, the "Vendors") with respect to nine (9) patented mining claims comprising 175 acres located in the north Carlin region of Elko County near Mountain City, Nevada, it has issued a total of 1,500,000 common shares in its capital to the Vendors at a deemed price of $0.075 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until May 16, 2004. The property is subject to a 2.0% overriding royalty to the Vendors.

REGENT VENTURES LTD.

per: *"Ed Muller"*
Ed Mueller, President

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

February 16, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

PRIVATE PLACEMENT CLOSED

Further to its news release of December 18, 2003, Regent Ventures Ltd. (the "Company") announces the completion of its private placement of 2,500,000 units at $0.06 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until June 6, 2004.

REGENT VENTURES LTD.

per: *"Ed Mueller"*
Ed Mueller, President

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

March 3, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

PRIVATE PLACEMENT

Regent Ventures Ltd. (the "Company") is pleased to announce that it has agreed to a $150,000 private placement of 2,500,000 units of its securities at a price of $0.06 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for general working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

REGENT VENTURES LTD.

Per: *"Ed Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Regent Ventures Ltd.
Name of issuer
Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Address
(604) 669-7775
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 15, 2004.

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,500,000 common shares.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
USA	$0.075 (deemed)	$112,500 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)		$112,500

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 21, 2004.

Regent Ventures Ltd.
Name of issuer or vendor *(please print)*

Ed Mueller, President
Print name and position of person signing

Signature

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Regent Ventures Ltd.
   Name of issuer
   Penthouse 8, 1060 Alberni Street, Vancouver, BC V6E 4K2
   Address
   (604) 669-7775
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   February 5, 2004.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,500,000 units, each unit comprised of one common share and one one-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before February 5, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.06	$102,000.00
USA	$0.06	$48,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$150,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 9, 2004.

Regent Ventures Ltd.
Name of issuer or vendor *(please print)*

Eberhard Mueller, President
Print name and position of person signing

Signature

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. Date of Material Change

December 18, 2003

Item 3. Press Release

Press Release dated December 18, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces a property acquisition, staking of additional claims and a private placement financing.

Item 5. Full Description of Material Change

PROTECTION GROUP PROPERTY ACQUISITION

The Issuer announces that its wholly-owned subsidiary, Regent Ventures (Nevada) Inc., has entered into an agreement with John Bauska and Ron Lambrecht, respectively of Kalispell and Somers, Montana, and Patrick and Vern Moulton, of Mountain City Nevada, (collectively, the "Vendors") to acquire 100% interest in nine (9) patented mining claims comprising 175 acres located in the north Carlin region of Elko County near Mountain City, Nevada, approximately 84 miles north of the Elko, Nevada. The property is subject to a 2% overriding royalty to the Vendors.

The purchase terms require the Issuer to pay the Vendors $25,000 (U.S.) in cash and to issue them 1,500,000 shares in the capital of the Issuer for the property interest.

The Issuer has staked an additional 50 claims contiguous to the purchased property to bring its total land position there to approximately 1200 acres.

RED MOUNTAIN PROPERTY, YUKON

The Issuer is pleased to announce that, based on the encouraging results received to date by the Issuer on the Red Mountain Project, the Issuer has staked an additional 38 claims to bring its total holdings there to 240 claims covering approximately 12,000 acres.

PRIVATE PLACEMENT FINANCING

The Issuer has agreed to a $150,000 private placement of 2,500,000 units of its securities at a price of $0.06 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for the property acquisition referred to above and general working capital.

The acquisition and private placement are subject to acceptance for filing by the TSX Venture Exchange.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of December, 2003.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2 090

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

February 2, 2004

Item 3. **Press Release**

Press Release dated February 2, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the closing of a property option acquisition.

Item 5. **Full Description of Material Change**

The Issuer announces that, pursuant to an option agreement with John T. Bauska and Ron Lambrecht, respectively of Kalispell and Somers, Montana, and Patrick and Vern Moulton, of Mountain City, Nevada, (collectively, the "Vendors") with respect to nine (9) patented mining claims comprising 175 acres located in the north Carlin region of Elko County near Mountain City, Nevada, it has issued a total of 1,500,000 common shares in its capital to the Vendors at a deemed price of $0.075 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until May 16, 2004. The property is subject to a 2.0% overriding royalty to the Vendors.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of February, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

d2-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. Date of Material Change

February 16, 2004

Item 3. Press Release

Press Release dated February 16, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the completion of its private placement of 2,500,000 units at $0.06 per unit.

Item 5. Full Description of Material Change

Further to its news release of December 18, 2003, the Issuer announces the completion of its private placement of 2,500,000 units at $0.06 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until June 6, 2004.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of February, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

March 3, 2004

Item 3. **Press Release**

Press Release dated March 3, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has agreed to a $150,000 private placement of 2,500,000 units of its securities at a price of $0.06 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a $150,000 private placement of 2,500,000 units of its securities at a price of $0.06 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for general working capital

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of March, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

January 15, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

RE: REGENT VENTURES LTD. ("REV")
Property-Asset Acquisition – Submission No. 89873

This is to confirm that TSX Venture Exchange has accepted for expedited filing documentation pertaining to an option agreement dated November 30, 2003 between Regent Ventures Ltd. (the 'Company') and John Bauska, Ron Lambrecht, Patrick Moulton and Vern Moulton (the 'Vendors'), pursuant to which the Company may obtain a 100% interest in 9 patented mining claims comprising 175 acres located in the north Carlin region of Elko County, Nevada, known as the Protection Group Property. In consideration, the Vendors will receive US$25,000 and 1,500,000 shares of the Company. The property is subject to a 2% overriding royalty to the Vendors.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le
cc: Regent Ventures Ltd.
Fax: (604) 687-3581

File: ::ODMA\PCDOCS\DOCP\1235194\1

82-2000

TSX venture EXCHANGE

February 5, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

RE: REGENT VENTURES LTD. ("REV")
Private Placement-Non-Brokered – Submission No. 89764

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 18, 2003:

Number of Shares:	2,500,000 shares
Purchase Price:	$0.06 per share
Warrants:	2,500,000 share purchase warrants to purchase 2,500,000 shares
Warrant Exercise Price:	$0.10 for a one year period
Number of Placees:	11 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Active Management Ltd. (Eberhard Mueller)	Y	75,000
Cobalt Enterprises Ltd. (Richard Wilson)	Y	75,000
Mercap Investments Inc. (Eberhard Mueller, Richard Wilson)	Y	300,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s).

The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Listed Issuer Services

LS\le
Cc: Regent Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\124749\1

82-2000

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **REGENT VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 15, 2004 of 1,500,000 common shares of Regent Ventures Ltd. in connection with a property acquisition, Regent Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 21st day of January, 2004.

REGENT VENTURES LTD.

By: *"Eberhard Mueller"*__________
Eberhard Mueller, President

82-2000

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **REGENT VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 5, 2004 of 2,500,000 units of Regent Ventures Ltd. by way of private placement, Regent Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 9th day of February, 2004.

REGENT VENTURES LTD.

By: ______________________
Eberhard Mueller, President

SEDAR FILED ON
Feb 10/04